SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JULY 02nd, 2015

DATE, TIME AND PLACE: July 02nd, 2015, at 11:00am, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva Oscar Cicchetti and, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified the absence of Messrs. Mario Di Mauro, Piergiorgio Peluso and Rodrigo Modesto de Abreu.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge the activities carried out by the Control and Risks Committee; (2) To acknowledge the activities carried out by the Statutory Audit Committee; (3) Indicate an administrator to compose the Directors Council and Group Manager of Instituto TIM; (4) Agenda of Marketing; (5) Presentation about the Company Headquarters change Project

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) Acknowledged the activities carried out by the Control and Risks Committee at its meeting held on July 01st, 2015, in accordance with the report presented by Mr. Franco Bertone, Chairman of the Control and Risks Committee;

(2) Acknowledged the activities carried out by the Statutory Audit Committee at its meetings held on July 01st 2015, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee;

(3) As provided by Article 22, item XXIV of the Company’s By-laws, the Board of Directors indicates to compose the Board of Directors and the Management Group of Instituto TIM, for the mandate until the Annual General Meeting to be held in the year of 2017, Mr. Rogério Takayanagi, Brazilian citizen, married, Bachelor in Administration, bearer of the identity card Nr. 38.443.688-2, issued by SSP/SP on July 30th, 2003, enrolled before the CPF/MF under Nr. 645.463.651-87, domiciled at Avenida das Américas, Nr. 3434, Block 1, 4th floor, Barra da Tijuca, City and State of Rio de Janeiro. The approved indications will be subjected to approval at Extraordinary General Assembly and the meeting of the Board of Directors of Instituto TIM. Once the referred indications are approved indications, the Board of Directors of the Instituto TIM will be composed by five (5) members: Manoel Horacio Francisco da Silva (President), Mario Girasole (Vice President), Jaques Horn, Flávio Lacerda Morelli and Rogério Takayanagi, and the Group Manager of Instituto TIM will be composed by two (2) members: Mario Girasole (General Manager) and Rogério Takayanagi.

(4) Mr. Rogério Takayanagi, responsible for the Marketing area, presented the main activities developed by the Marketing Area, with emphasis on the organizational structure of the area, the development of the communications, the new challenges of the sector and the several alternatives to the Company.

(5) Acknowledge about the main aspects of the project of a possible transfer of the Company's headquarters, highlighting the economic assumptions and the benefits to the organization.

CLARIFICATIONS AND CLOSING: It is registered the Mr. Manoel Horácio Francisco da Silva, attended the meeting until the discussions about item 4 of the Agenda. With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horácio Francisco da Silva and Oscar Cicchetti.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), July 02nd, 2015.

JAQUES HORN Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 2, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.